Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                       Malvern, Pennsylvania 19355-2120


VIA EDGAR AND FACSIMILE
                                                            May 23, 2002
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:   Vishay Intertechnology, Inc.
                  Form S-3 Registration Statement
                  File No. 333-72502
                  ------------------

Gentlemen and Ladies:

      The undersigned hereby respectfully requests that, pursuant to Rule 477 promulgated under the Securities Act of 1933, the Securities and Exchange Commission consent to the withdrawal of the above referenced registration statement of Vishay Intertechnology, Inc. effective immediately. The registration statement relates to shares of Vishay's common stock issuable on conversion of the 5.75% Convertible Notes of General Semiconductor, Inc. General Semiconductor was acquired by Vishay in November 2001. The registration statement has not been declared effective by the Commission.

      Vishay is seeking to withdraw the registration statement for the purpose of circulating to holders of the General Semiconductor notes material containing the information required by Rule 14a-3(b) under the Securities Exchange Act of 1934 and Items 401, 402 and 403 of Regulation S-K. Vishay intends to refile the registration statement after the circulation and to request effectiveness of the refiled registration statement.

      No securities were sold in connection with the offering.

      Please notify Daniel Rindsberg of Kramer Levin Naftalis & Frankel LLP, our counsel, at (212) 715-7758 of the effectiveness of the withdrawal.

                                    Very truly yours,

                                    VISHAY INTERTECHNOLOGY, INC.


                                    By:   /s/ Avi D. Eden
                                          ------------------------------
                                          Avi D. Eden
                                          Executive Vice President
                                             and General Counsel